RECEIVED

2004 JUL -9 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

04035397

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 6 July 2004
RG/rmj5844
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan opens new Savoury Development Centre in Kemptthal (Switzerland)	06.07.2004	I
New Articles of Incorporation of Givaudan SA	05.07.2004	A

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

R. Zellweger R. Garavagno

Enclosures mentioned

7/13

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

RECEIVED
2004 JUL -9 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan

Media Release

Givaudan opens new Savoury Development Centre in Kemptthal (Switzerland)

Geneva, 6 July 2004. With a view to further enhance and consolidate its European flavour development set-up, Givaudan has inaugurated a new Savoury Development Centre in Kemptthal (Zurich, Switzerland). As a consequence, the activities of the Culinary Technology Centre in Tremblay (Paris, France) will be transferred to Kemptthal. The new centre will include savoury creation and application facilities as well as experimental kitchens and pilot equipment to allow testing of flavours under industrial conditions, making this centre unique in its kind in the industry.

The transfer of the Tremblay activities will be finalised by mid 2005. 16 positions are affected by this change. A social plan has been established. The French team for flavour sales, creation and application will be concentrated at the existing Givaudan facility in Argenteuil (Paris).

For further information please contact:

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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RECEIVED
2004 JUL -9 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan



Articles of Incorporation of Givaudan SA

(Translation from the French original)

Creating Sensory Advantage

I. Corporate Name, Domicile and Object

Article 1 Corporate name, domicile

1. Under the corporate name of

Givaudan SA
Givaudan AG
Givaudan Ltd,

there exists a corporation pursuant to art. 620 et seq. of the Swiss code of obligations (hereinafter "CO") with domicile in Vernier (Canton of Geneva).

Article 2 Object

1. The purpose of the corporation is to:

1. manufacture and trade in fragrance and flavour natural and synthetic raw materials or mixtures thereof as well as any other related products;
2. provide services in connection with the use of such products;
3. conduct technical and scientific research and development in connection with such products, the manufacture and use thereof and to acquire or file applications for and to exploit any trademarks, patents, licences, manufacturing processes and formulae.

2. The corporation may open branches and subsidiaries in Switzerland and abroad, and may acquire participations in other companies, either in Switzerland or abroad.

3. The corporation may acquire, hold and sell real estate.

4. The corporation may also engage in and carry out any commercial, financial or other activities, which are related to the purpose of the corporation.

II. Share Capital

Article 3 Share Capital

1. The share capital of the corporation amounts to CHF 78,000,000 and is divided into 7,800,000 registered shares with a par value of CHF 10 per share. The share capital is fully paid-in.

2. The shareholders meeting may at any time convert registered shares into bearer shares or bearer shares into registered shares through an amendment to the articles of incorporation.

Article 3a Authorized share capital

1. The board of directors is authorized until 16 April 2006 to increase the share capital up to a maximum aggregate amount of CHF 10,000,000 through the issuance of a maximum of 1,000,000 registered shares, which shall be completely paid-in, with a par value of CHF 10 per share. Increases by underwriting as well as partial increases are permissible. The issue price, the date for entitlement to dividends and the type of contribution shall be determined by the board of directors. The new registered shares shall be subject to the restrictions set forth in art. 5 and 11.

2. The board of directors is authorized to exclude the subscription rights of the shareholders and to convey them to third parties if the new shares are to be used (1) for the takeover of undertakings through share swaps or (2) for financing the acquisition of undertakings, parts of undertakings or shareholdings by the corporation. Shares for which subscription rights exist, which are not exercised, shall be sold by the corporation at market conditions.

Article 3b Conditional share capital

1. The share capital of the corporation shall be increased by a maximum aggregate amount of CHF 10,000,000 through the issuance of a maximum of 1,000,000 registered shares with a par value of CHF 10 per share, which shall be fully paid-in,

   a) up to an amount of CHF 9,000,000 through the exercise of option or conversion rights granted in connection with bond issues of the corporation or of affiliates of the corporation;

   b) up to an amount of CHF 1,000,000 through the exercise of option rights granted to the employees of the corporation or of affiliates of the corporation and/or the members of the board of directors.

2. The subscription rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of such shares are subject to the restrictions set forth in art. 5 and 11.

3. In the case of convertible bond or warrant issues, the right of the shareholders to subscribe in priority can be excluded entirely or in part through a resolution of the board of directors for the purpose of (1) financing the acquisition of undertakings, parts of undertakings or shareholdings by the corporation, or (2) issuing the convertible bonds or warrants on the international capital market.

4. To the extent that the right to subscribe in priority is excluded, (1) the bonds or warrants shall be offered to the public at market conditions, (2) the deadline for the exercise of the option rights shall be set at not more than 6 years and the deadline for conversion rights at not more than 15 years starting from the time of the bond or warrant issue and (3) the price for the exercise of the option or for the conversion in respect of the new shares shall be set at a level corresponding at least to the market conditions at the time of the bond or warrant issue.

Article 3c Contribution in kind and acquisition of assets

1. According to the terms of the contract of contribution in kind of 2 May 2002, the company will receive from Nestlé SA, Vevey, 50 registered shares of the company Food ingredients specialities S.A., Villars-sur-Glâne, with a nominal value of CHF 1,000 each, for a total price of CHF 83,345,000. In exchange, the company will issue 100,000 registered shares with a nominal value of CHF 10 each, with an exchange premium of CHF 49,000,000, and the remaining CHF 33,345,000 will be made up by an acquisition of assets, for which the company will give 66,690 of its own registered shares.

Article 4 Documentary evidence of shares

1. The corporation may issue share certificates for any number of shares.

2. The corporation is entitled, but not obliged to issue share certificates at any time (for individual shares or several shares) and, with the consent of the owner of the shares, to cancel without replacement issued certificates which have been delivered to the corporation. The shareholder may at any time request the corporation to issue at no cost a document certifying the ownership of his shares. The shareholder however has no right to be issued a share certificate.

3. Shares and all rights flowing therefrom which are not incorporated in a certificate can only be transferred through a cession. To be valid, the cession must be notified to the corporation. The right to the certificate goes to the acquirer when the cession is validly executed even if the corporation has not given its consent. The corporation may notify the cession to the bank at which the shares assigned are administered.

4. Shares and all rights flowing therefrom which are not incorporated in a certificate can only be pledged through a written pledge agreement to the benefit of the bank at which the shares are administered. A notification to the corporation is not required.

Article 5 Share register, exercise of rights, restriction by the articles

1. The corporation maintains a share register in which the names, addresses and nationality (for legal persons the domicile) of the owners and usufructuaries are to be entered.

2. Subject to paragraph 3, acquirers of shares are entered on demand in the share register with voting rights if they expressly declare that they have acquired the shares in their own name and for their own account. The board of directors may in a regulation or through agreements with financial institutions, and subject to paragraph 3 below, authorize registrations on a fiduciary basis.

3. No one will be entered in the share register as shareholder with voting rights for more than ten percent of the share capital registered in the registry of commerce. Legal entities and legal communities which are bound by capital, voting power, consolidated management or in another similar manner as well as persons or legal entities which act together or in a coordinated way in order to elude the transfer restrictions are to be considered as an acquirer when applying this paragraph 3. The restriction does not apply in the case of acquisitions of undertakings, parts of undertakings or participations or in the case of acquisition through succession, division of an estate or marital property law according to art. 685d paragraph 3 CO.

4. The corporation may, after consulting with the affected shareholder, cancel entries in the share register as of the date the entries were made if such entry was made based on untrue information given by the acquirer. The acquirer shall be informed of the cancellation immediately.

5. The board of directors sets rules for further details and take the measures required for the implementation of the foregoing provisions. The board of directors may delegate these tasks.

6. The provisions of this Article 5 apply also to shares which were acquired or subscribed through the exercise of a right of subscription, option or conversion.

7. The share is indivisible. The corporation will recognize only one representative for each share. Whoever is validly entered in the share register is considered in relation to the corporation as shareholder or usufructuary.

II. Organization

A. Shareholders Meeting

Article 6 Powers

1. The shareholders meeting is the supreme corporate body of the corporation.

2. The shareholders meeting has the following non-transferable powers:

   1) to adopt and amend the articles of incorporation;

   2) to elect and remove the members of the board of directors, the auditors and the group auditor;

   3) to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits, in particular to set dividends;

   4) to discharge the members of the board of directors;

   5) to pass resolutions regarding issues which are reserved to the shareholders meeting by law or by the articles of incorporation or which are presented to it by the board of directors.

Article 7 Types of shareholders meetings, right to convene, right to have an item included on the agenda

1. The ordinary shareholders meeting shall take place annually within six months after the close of the business year.

2. Extraordinary shareholders meetings shall be called as often as necessary, in particular in all cases required by law.

3. Shareholders representing at least ten percent of the share capital may demand in writing that a shareholders meeting be convened, setting forth the items to be included on the agenda and proposals.

4. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing, at least 45 days before the meeting, that an item be included on the agenda, setting forth the item and the proposals.

Article 8 Convening shareholders meeting

1. Shareholders meetings shall be called by the board of directors and, if need be, by the auditors.

2. The convening of the shareholders meeting shall take place by mail to the shareholders and usufructuaries registered in the share register at least 20 days prior to the day of the meeting. The convening shall state, in addition to the date, time and place of the meeting, the agenda as well as the proposals of the board of directors and the proposals of the shareholders who have requested the shareholders meeting or that an item be included on the agenda.

3. No resolutions can be passed regarding matters which have not been announced in this manner, except regarding the proposals to convene an extraordinary shareholders meeting or to carry out a special audit. Discussions not followed by resolutions or proposals regarding items on the agenda do not need to be announced in advance.

4. The business report and the auditors report must be submitted for examination by the shareholders at the head office of the corporation at least 20 days prior to the date of the ordinary shareholders meeting. Reference thereto shall be included in the invitation to the shareholders meeting, including a reference to the right of the shareholders to have these documents sent to them upon request.

Article 9 Place, chairman, minutes, vote counting

1. The board of directors decides on the place of the shareholders meeting.

2. The shareholders meeting shall be chaired by the chairman of the board of directors or, if he is unable to do it, by the vice chairman or another member appointed by the board of directors.

3. The chairman designates a secretary for the minutes and scrutineers, who need not be shareholders.

4. The board of directors is responsible for the keeping of the minutes, which are to be signed by the chairman and by the secretary.

Article 10 Right to participate, representation

1. The shareholders and usufructuaries who, on the day determined by the board of directors, are registered in the share register as shareholders or usufructuaries with voting rights, have the right to attend and to vote at the shareholders meeting.

2. Each shareholder may be represented at the shareholders meeting by another shareholder who is authorized by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the corporation.

Article 11 Voting rights, resolutions

1. Each share entitles to one vote.

2. When exercising voting rights, no one shareholder may, with his own shares and the shares he represents, directly or indirectly accumulate more than ten percent of the entire share capital. Legal entities and legal communities which are bound by capital, voting power, consolidated management or in another similar manner as well as natural persons, legal entities and legal communities, which act together or in a coordinated way in order to avoid the restriction to the voting rights, are considered as one person. The restriction to the voting rights does not apply to the exercise of voting rights through members of a corporate body (art. 689c CO), independent representatives (art. 689c CO) and holders of deposited shares (art. 689d CO), to the extent that no avoidance of the said restriction to the voting rights results therefrom.

3. The shareholders meeting shall pass its resolutions and carry out its elections upon an absolute majority of the share votes represented, to the extent that neither the law (art. 704 CO) nor the articles of incorporation (art. 12) provide otherwise.

4. The chairman establishes all rules of procedure applicable to votes and elections. He may use electronic systems.

Article 12 Qualified majority

1. A resolution of the shareholders meeting which garners at least two thirds of the represented share votes is required for:

   1) the change of the corporation purpose;

   2) the creation of shares with privileged voting rights;

   3) the restriction of the transferability of registered shares;

   4) an increase of capital, authorized or subject to a condition;

   5) an increase of capital out of equity, against contributions in kind or for the purpose of acquisition of assets and the granting of special benefits;

   6) the limitation or withdrawal of subscription rights;

   7) the change of the domicile of the corporation;

   8) the dissolution of the corporation without liquidation.

B. Board of Directors

Article 13 Number of members, term of office

1. The board of directors consists of 7 members. If this number decreases to less than 7 between two ordinary shareholders meetings, a complementary election shall not be required until the next ordinary shareholders meeting.

2. The term of office of the members of the board of directors is 3 years, one year being the period of time between two ordinary shareholders meetings. The term is subject to prior resignation or removal. Elections shall be made by rotation in such a way that the term of office of about one third of the members of the board of directors shall expire every year. Newly appointed members shall complete the term of office of their predecessors.

Article 14 Organization

1. The board of directors shall organize itself within the limits of the law and of the articles of incorporation. It appoints a chairman and a secretary, who need not be a member of the board of directors.

Article 15 Tasks and powers

1. The board of directors is entrusted with the ultimate direction of the corporation and the supervision of the management. It shall attend to all matters, which are not delegated to or reserved for another executive organ of the corporation pursuant to law, the articles of incorporation or the organizational regulation.

2. The board of directors has the following non-transferable and irrevocable duties:

   1) to ultimately manage the corporation and issue the necessary directives;

   2) to determine the organization;

   3) to organize the accounting, the financial control as well as the financial planning;

4) to appoint and recall the persons entrusted with the management and representation of the corporation;

5) to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with law and with the articles of incorporation, regulations and directives;

6) to prepare the business report as well as the shareholders meeting and to implement the latter's resolutions;

7) to inform the judge in case of involvency;

8) to pass resolutions regarding the subsequent payment of capital with respect to non fully paid-in shares;

9) to pass resolutions on the increase in share capital, to the extent that these fall under the powers of the board of directors (art. 651 paragraph 4 CO) and on the confirmation of capital increases and the resulting amendments to the articles of incorporation;

10) to examine the professional qualifications of the specially qualified auditors.

Article 16 Delegation of tasks and powers

1. The board of directors may entrust the preparation and implementation of its resolutions or the supervision of certain matters to committees or individual members of the board of directors. The board of directors takes care that its members are properly informed.

2. Subject to art. 15 paragraph 2, the board of directors may entrust the management of the corporation in whole or in part, based on an organizational regulation, to one or several persons, members of the board of directors or third parties who need not be shareholders of the corporation. In particular, it may appoint a group management of one or several members as a body of the management of the corporation.

Article 17 Signatory power

1. The board of directors determines the persons, within or outside its body, who are entitled to bind the corporation with their signatures. It further determines how the signature is to be used.

Article 18 Indemnification

1. The members of the board of directors are entitled to reimbursement of expenses incurred by them in the interest of the corporation and to remuneration corresponding to their activities, as determined by the board of directors itself.

C. Auditors and Group Auditor

Article 19 Election, tasks

1. The shareholders meeting elects auditors and a group auditor for a term of one year.

2. The auditors and the group auditor have the tasks and powers defined by law.

IV. Accounts and Appropriation of Profits

Article 20 Business year, annual accounts

1. The business year of the corporation is determined by the board of directors.

2. The annual accounts shall be drawn up in accordance with the law and with generally accepted accounting principles.

Article 21 Appropriation of profits

1. The shareholders meeting decides on the appropriation of the profit shown in the balance sheet in conformity with the applicable legal provisions.

V. End of the Corporation

Article 22 Dissolution and liquidation

1. The dissolution and liquidation of the corporation is carried out in accordance with the applicable legal provisions.

VI. Notices and Jurisdiction

Article 23 Notices, announcements

1. The corporation's official instrument for publication is the Swiss official journal of commerce. To the extent that the law or the articles of incorporation do not require a written personal notice, all announcements prescribed by law and other notices from the corporation to the shareholders are validly made through publication in the Swiss official journal of commerce.

2. Written notices of the corporation to the shareholders are made by ordinary mail to the shareholder, or his proxy for the service of notices, to the address last registered in the share register or, with the consent of the shareholder, electronically (e-mail) to the e-mail address of the shareholder, or his proxy for the service of notices, as notified to the corporation.

Article 24 Jurisdiction and applicable law

1. All disputes on matters concerning the corporation between individual shareholders and the corporation or organs of the corporation and between the corporation and its organs and between the organs among themselves will be submitted to the ordinary courts at the domicile of the corporation, subject to appeal to the Swiss federal tribunal.

2. Notwithstanding the jurisdiction clause of paragraph 1 above, the corporation may sue its organs and shareholders at their ordinary place of jurisdiction.

3. Such disputes are subject to Swiss law.

© Copyright 2004 · June 2004

Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Suisse
T +41 22 780 96 19 · F +41 22 780 91 96 · www.givaudan.com